                               Filed by iTurf Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                    under the Securities Exchange Act of 1934

                          Subject company: dELiA*s Inc.
        Commission file no. for related registration statement: 333-44916

On September 8, 2000, iTurf Inc., a Delaware corporation, issued the following press release:


                                       Contacts:  Dennis Goldstein
                                                  iTurf Inc.
                                                  Chief Financial Officer
                                                  (212) 742-1640

                                       Investors: Stacey Bibi/ Shannon Moody-
                                                  Froehlich/Bernadette Garfinkle
FOR IMMEDIATE RELEASE                  Media:     Michael McMullan/Aeron Noe
                                                  Morgen-Walke Associates
                                                  (212) 850-5600


                      ITURF REPORTS SECOND QUARTER RESULTS
                          -- REVENUES INCREASE 160% --
             -- GROSS MARGIN IMPROVES MORE THAN 500 BASIS POINTS --
                      -- NET LOSS NARROWER THAN EXPECTED --

         New York, NY, September 8, 2000 - iTurf Inc. (Nasdaq:TURF), a leading online network for teens and young adults, today announced results for the second quarter and twenty-six weeks ended July 29, 2000.

         Net revenues for the second quarter increased to $7.7 million from $3.0 million in the second quarter of last year. Gross profit for the second quarter increased to $3.8 million, or 49.4% of revenues, compared to $1.3 million, or 44.1% of revenues in the second quarter of last year. Operating expenses totaled $14.8 million, or 193.6% of revenues, compared to $4.1 million, or 137.3% of revenues a year ago. The Company reported a net loss for the quarter before amortization of intangible assets and non-cash compensation charges of $8.0 million or $0.40 per share, compared to a net loss of $1.7 million or $0.10 per share a year ago. The Company reported a net loss for the quarter, including amortization of intangible assets and
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non-cash compensation charges, of $10.4 million, or $0.52 per share, compared to a net loss of $1.8 million, or $0.10 per share a year ago.

         Net revenues for the six months ended July 29, 2000 increased to $18.7 million from $5.6 million last year. Gross profit increased to $9.3 million, or 49.9% of sales, compared to $2.6 million, or 46.4% of sales. Operating expenses totaled $30.4 million, or 162.7% of revenues, compared to $5.8 million, or 104.3% of revenues. The Company reported a net loss for the six-month period before amortization of intangible assets and non-cash compensation charges of $15.7 million or $0.79 per share, compared to a net loss of $1.9 million or $0.13 per share a year ago. The Company reported a net loss for the six month period, including amortization of intangible assets and non-cash compensation charges, of $19.6 million, or $0.99 per share, compared to a net loss of $2.0 million, or $0.13 per share a year ago.

         Commenting on the results, Stephen Kahn, President and Chief Executive Officer, stated, "Our solid second quarter performance was driven by the strength of our e-commerce properties, as well as significant increases in advertising revenue over last year. iTurf's non-commerce revenues grew 25% on a sequential basis, and we continue to aggressively build this key component of our online operations. Our progress to date, coupled with our successful efforts to drive e-commerce revenue, leaves us more enthusiastic than ever about the many opportunities presented to us through our planned recombination with dELiA*s, which was announced on August 16, 2000."

         Dennis Goldstein, Chief Financial Officer of iTurf added, "This upcoming strategic recombination is significant for both our commerce and advertising-based media businesses. On the commerce side, managing the online, catalog and retail sales channels together will enable us to maximize the power of the dELiA*s brand under a true `bricks-and-clicks' structure. On the media side, our ability to leverage the strength of the brand and offer advertisers integrated solutions is unique in the teen space."

         Mr. Kahn concluded, "Looking ahead, we are confident that our initiatives will enable us to leverage what we have built both online and offline and enhance our leadership position in the teen market."

         iTurf's traffic was 179 million page views in the month of July compared to 82 million page views in July 1999. The Company also reported that the number of unique visitors to its
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sites in July 2000 was 2.9 million, as measured by Nielsen Net Ratings, indicating Internet reach of 3.3%. Finally, cumulative commerce customers increased 17.5% during the second quarter to approximately 458,000 from 390,000 as of April 2000.

         iTurf Inc. is a leading network provider of online destinations focused on consumers between the ages of 13 and 24. Through its network of web sites, iTurf provides a comprehensive offering of community, content and commerce services, which include: interactive magazines, proprietary content, chat rooms, posting boards, personal homepages, e-mail, and online shopping. The iTurf network of web sites includes iTurf.com, dELiAs.cOm, gURL.com, droog.com, TheSpark.com, SparkNotes.com, discountdomain.com, tsisoccer.com, OnTap.com and StorybookHeirlooms.com.

         iTurf has filed a proxy/registration statement and other documents with the United States Securities and Exchange Commission relating to the proposed merger between iTurf and dELiA*s. The proxy/registration statement will be mailed to shareholders after the SEC has declared the registration statement effective. Shareholders are urged to read the proxy/registration statement and other documents carefully because they will contain important information about the merger. These documents are available for free from the SEC's web site (www.sec.gov) and from dELiA*s and iTurf by contacting Morrow & Co., Inc., 445 Park Avenue, New York, NY 10022.

         iTurf, its executive officers and its board of directors will be soliciting proxies from iTurf stockholders to vote in favor of the merger. iTurf's executive officers and board of directors include Stephen Kahn, Christopher Edgar, Evan Guillemin, Dennis Goldstein, Thomas Evans, Bruce Nelson, Timothy Nye, Douglas Platt and Beth Vanderslice. For information about these directors and executive officers, stockholders should refer to the proxy/registration statement filed by iTurf on August 31, 2000, which is available for free from the SEC's web site (www.sec.gov).

Forward-looking statements in this press release, including but not limited to those related to consummation of the proposed merger, expectations relating to future financial performance, synergies resulting from the proposed merger, the divestiture of non-core assets and the expansion and growth of each company's businesses are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future results or events. The terms "believes," "expects," "intends," "anticipates" or "plans" and similar expressions are intended to identify some of the forward-looking statements contained in this press release. Forward-looking statements involve a number of risks, uncertainties and other factors beyond iTurf's and dELiA*s control, which may cause material differences in actual results, performance or other expectations. These factors include, but are not limited to, the condition of the financial markets generally; the risk that dELiA*s and iTurf's businesses will not be integrated successfully after the proposed merger; costs related to the merger; the risk that dELiA*s or iTurf stockholders will fail to approve the merger or that litigation will delay or prevent the transaction's consummation; the ability of dELiA*s and iTurf to divest non-core assets on satisfactory terms or at all; access to financing to fund operations and the expansion strategies of each business; increases in the cost of materials, printing, paper, postage, shipping and labor; timing and quantity of catalog and electronic mailings;
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response rates; each company's ability to leverage investments made in infrastructure to support expansion; acceptance of new retail concepts; availability of acceptable store sites and lease terms; ability to open new stores; possibility of increasing comparable store sales; adverse weather conditions and other factors affecting retail stores generally; levels of competition; iTurf's ability to sell advertising; changes in the growth rate of Internet usage and online user traffic levels; levels of demand for Internet advertising; the ability to retain key personnel; the ability of computer systems to scale with growth in online traffic; difficulties in integrating acquisitions of new businesses and technology; general economic conditions and other factors affecting retail sales; dELiA*s ability to anticipate and respond to fashion trends; each company's dependence on third parties; and other factors detailed elsewhere in this press release, in iTurf's most recent registration statement on Form S-4 and in iTurf's and dELiA*s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission.

                               (Tables to follow)
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                                   iTurf Inc.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)
                                   (Unaudited)

                                              THIRTEEN WEEKS ENDED   TWENTY-SIX WEEKS ENDED
                                              7/31/99     7/29/00     7/31/99     7/29/00
                                              --------    --------    --------    --------
Net revenues                                  $  2,952    $  7,663    $  5,567    $ 18,658
Cost of product sales                            1,651       3,881       2,983       9,345
                                              --------    --------    --------    --------
Gross profit                                     1,301       3,782       2,584       9,313

Selling, general and
   administrative expenses                       4,033      12,465       5,767      26,428
Amortization of intangible assets                   19       1,673          38       3,228
Non-cash compensation charge                      --           700        --           700
Interest income                                   (989)       (636)     (1,101)     (1,401)
                                              --------    --------    --------    --------
Loss before income taxes                        (1,762)    (10,420)     (2,120)    (19,642)
Income tax benefit                                --          --          (161)       --
                                              --------    --------    --------    --------
Net loss                                      $ (1,762)   $(10,420)   $ (1,959)   $(19,642)
                                              ========    ========    ========    ========

Basic and diluted net loss per share          $  (0.10)   $  (0.52)   $  (0.13)   $  (0.99)
                                              ========    ========    ========    ========

Basic and diluted net loss per share
  before amortization of intangible assets
  and non-cash compensation charge            $  (0.10)   $  (0.40)   $  (0.13)   $  (0.79)
                                              ========    ========    ========    ========

Shares used in the calculation of basic and
   diluted net loss per share                   17,331      20,024      15,372      19,921

                                     -more-
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                                   iTurf Inc.

                           SELECTED BALANCE SHEET DATA
                                 (In thousands)

                                                January 29, 2000     July 29, 2000
                                                ----------------     -------------
                                                                      (Unaudited)
ASSETS
Current Assets
     Cash and cash equivalents                       $19,009             $11,324
     Short-term investments                           32,893              25,274
     Other current assets                              4,687              13,204
                                                     -------             -------
         Total current assets                         56,589              49,802

Investments                                           11,024               2,002
Property and equipment, net                            3,286               3,782
Intangible assets, net                                17,703              28,558
Other assets                                             206                 277
                                                     -------             -------
         Total assets                                $88,808             $84,421
                                                     =======             =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and other current liabilities       $ 3,856             $ 4,126
Stockholders' equity                                  84,952              80,295
                                                     -------             -------

         Total liabilities and stockholders' equity  $88,808             $84,421
                                                     =======             =======

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